October 28, 2024

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction	via EDGAR Correspondence
100 F Street NE
Washington, D.C. 20549

Attention: Ronald Alper

RE:	Dakota Real Estate Investment Trust
Offering Statement on Form 1-A
SEC File No. 024-12473

WITHDRAWAL OF Clearance Declaration Request

Mr. Alper:

On October 25, 2025, Dakota Real Estate Investment Trust (“Dakota REIT”) submitted to the Securities and Exchange Commission (the “SEC”) a request to declare the above referenced Offering Statement qualified as soon as noon Eastern Time on October 28, 2024.

As our legal counsel has communicated to us that you request Dakota REIT to withdraw such request to permit the additional time for the review of an Amendment to the Offering Statement we filed shortly prior to making our qualification request..

Dakota REIT hereby withdraws its qualification request. We ask that you communicate with our legal counsel, Randy Sparling at (612) 242-8858 and rsparling57@gmail.com, regarding the completion of the review of the amendment so that we may resubmit our request for qualification.

Very truly yours,

Dakota Real Estate Trust, Inc.

/s/ Matthew Pedersen
Matthew Pedersen
President and Chief Executive Officer

3003 32nd Ave. S. Fargo, ND 58103 / Phone 701-239-6879 / Fax 701-239-3317